Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement No. 333-196437

Free Writing Prospectus dated September 16, 2014

9/16/2014 Just In: Residents of Ohio Now Able To Trade Fantex EJ Manuel & Fantex Vernon Davis

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FANTEX

Eligible residents of Ohio can now buy and sell shares of Fantex EJ Manuel and Fantex Vernon Davis at Fantex.com.

Eligible residents of Ohio may also reserve shares for the Fantex Mohamed Sanu initial public offering. The Fantex Mohamed Sanu security is linked to the underlying cash flow of Mohamed Sanu's brand, including his current and future playing contracts, certain endorsements and appearance fees – as well as certain potential post-career income from activities such as broadcasting.[1]

EXPLORE STOCKS

This offering is highly speculative and the securities involve a high degree of risk. Investing in a Fantex, Inc. tracking stock should only be considered by persons who can afford the loss of their entire investment. Holders of shares of a Fantex, Inc. tracking stock will have no direct investment in that brand contract, associated brand or athlete. Rather, an investment in a tracking stock will represent an ownership interest in Fantex, Inc. as a whole.

[1]Each Fantex, Inc. tracking stock is intended to track and reflect the separate economic performance of a specific brand contract that Fantex, Inc. has signed with an athlete. However, holders of shares of a Fantex, Inc. tracking stock will have no direct investment in that brand contract, associated brand or athlete. Rather, an investment in a tracking stock will represent an ownership interest in Fantex, Inc. as a whole, which will expose holders to additional risks associated with any individual tracking stock that currently exists or that Fantex, Inc. will establish and issue in the future. Each Fantex, Inc. tracking stock is only offered through Fantex Brokerage Services, LLC, an affiliated broker-dealer of Fantex,Inc. and a registered alternative trading system. Fantex Brokerage Services, LLC cannot assure you as to the development or liquidity of any trading market for these tracking stocks.

Fantex, Inc. has filed registration statements (including prospectuses) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectuses in that registration statements and other documents Fantex, Inc. has filed with the SEC for more complete information about Fantex, Inc. and these offerings. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, Fantex, Inc., any underwriter or any dealer participating in the offering will arrange to send you the prospectuses if you request it by calling toll-free 855-905-5050. View the Mohamed Sanu prospectus.

This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

http://app.fbe.fantex.com/e/es?s=181344204&e=885&elq=3e7429353f544c66922d90c7284ed0e6 1/2